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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of Nov 2011

Commission File Number   001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F9 Tower D, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                 .

This Form 6-K consists of the following exhibits attached hereto:

1. Press release dated November/14/2011, relating to Yucheng Adds New Members to Its Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: Nov/14/2011	By:	/s/ Steve Dai
Name: Steve Dai
Title: Chief Financial Officer

*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number            Description

1. Press release dated Nov/14/2011, relating to Yucheng Adds New Members to Its Board

Yucheng Adds New Members to Its Board

BEIJING, November 14, 2011 /PRNewswire-Asia-FirstCall/ – Yucheng Technologies Limited (NASDAQ: YTEC) today announced it has added three new members, Mr. Yingjun Li, Mr. Zhengong Chang, and Ms. Ning Jia, to its board of directors.

Mr. Yingjun Li has spent nearly 40 years at China Construction Bank (“CCB”) where he had various roles including president of Liaoning provincial branch and Neimeng provincial branch. Mr. Li is currently a distinguished specialist at CCB headquarter. Mr. Li is a certified senior accountant and certified senior banking specialist.

Mr. Zhengong Chang is the chairman of Beijing Fuyuejiasheng Investment Co., Ltd. Mr. Chang spent over twenty years in the United States and Canada before he returned to China in 2010. Prior to his return, Mr. Chang was the president of CBL Data Recovery Technologies Inc. in Toronto, Canada, and co-chairman of Federation of Sino-Canadian Business Marketing Association. Mr. Chang received his Master Degree in Computer Science from Stevens Institute of Technology in New Jersey.

Ms. Ning Jia joined the School of Economics and Management of Tsinghua University as an associate professor in accounting and financial management in January 2008. Ms. Jia received her Ph.D. in accounting and Master Degree in statistics, both from Stanford University, and Bachelor Degree in computer science from University of Minnesota.

Mr. Li Liao, our board member for over five years, has resigned from the board due to personal reasons.

The board of directors now consists of seven directors, including Mr. Weidong Hong, Chairman and Chief Executive Officer; Mr. Shuo Zeng, Chief Operating Officer; and independent directors Mr. Jeffrey R Williams, Mr. Tianqing Chen, Mr. Yingjun Li, Mr. Zhengong Chang, and Ms. Ning Jia.

Along with the new addition to our board, we also made changes to various subcommittees of the board.

The Audit Committee is now chaired by Mr. Yingjun Li and consists of Mr. Jeffrey R Williams and Ms. Ning Jia.

The Strategy Committee is chaired by Mr. Weidong Hong and consists of Mr. Shuo Zeng, Mr. Jeffrey R Williams, and Mr. Yingjun Li.

The Nominating Committee is chaired by Mr. Tianqing Chen and consists of Mr. Jeffrey R Williams and Mr. Zhengong Chang.

The Compensation Committee is chaired by Mr. Jeffrey R Williams and consists of Mr. Zhengong Chang and Mr. Tianqing Chen.

"We are thankful to the support and services Mr. Li Liao provided to the company in the last five years,” Commenting on the changes, Weidong Hong, Chairman and Chief Executive Officer of the company stated, “At the same time, we are delighted to have the three new member join our Board. I believe they can bring extensive experience and knowledge to help our board in many areas including corporate governance, accounting & financial management, business development, and operation management."

About Yucheng Technologies Limited
Yucheng Technologies Limited (NASDAQ:YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network with approximately 2,500 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng has been ranked in the Global FinTech 100 survey of top technology partners to the financial services industry for in 2007, 2008, and 2009. The independent research firm IDC also has named Yucheng the No. 1 market share leader in China's Banking IT solution market in 2010. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com.

Safe Harbor Statement
This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For investor and media inquiries, please contact:

In China:

Mr. Steve Dai
Yucheng Technologies Limited
Tel: +86-10-5913-7889
Email: investors@yuchengtech.com